EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

April 7, 2008

TSX Venture Exchange:    EMR

OTC Bulletin Board:   EGMCF

U.S. 20-F Registration:  000-51411

Frankfurt Stock Exchange:   EML

EMGOLD MINING ANNOUNCES THE APPOINTMENT OF CHIEF FINANCIAL OFFICER

Emgold Mining Corporation (EMR-TSX Venture) (the “Company” or “Emgold”) is pleased to announce the appointment of Mr. Jonathan Fogg, C.A., to the position of Chief Financial Officer, replacing Ms. Shannon Ross, C.A., who has resigned as CFO and Corporate Secretary in order to devote more time and attention to other duties.  Mr. Fogg will be responsible for the accounting, financial management and regulatory affairs of the Company.  Rodrigo Romo, legal assistant to LMC Management Ltd., will assume the position of Corporate Secretary.

Mr. Fogg brings more than 10 years of post qualification experience as a Chartered Accountant to Emgold. Mr. Fogg has significant experience with public company accounting and financial reporting including exposure to SEC registrants. In addition he has consulted on initial public offerings, corporate re-organizations and business advisory assignments for a suite of both domestic and international clients. Mr. Fogg also played a key role in assisting financial institutions and other clients in implementing International Financial Reporting Standards (IFRS). In this capacity Mr. Fogg worked with members of senior management to assist them in understanding and adopting IFRS. He received his Bachelor of Administration from the University of Regina, Saskatchewan and achieved his C.A. designation in 1997. Mr. Fogg began his career in the Office of the Provincial Auditor, Province of Saskatchewan and then joined PricewaterhouseCoopers in 1997. During his time with the firm Mr. Fogg held increasingly senior positions including that of Senior Manager/Director, Assurance and Business Advisory Services.

“We are very pleased that Jonathan has chosen to join the Emgold team,” said Sargent Berner Co-Executive Chairman. “Jonathan’s extensive experience and expertise across a wide variety of public company accounting, financial and business advisory matters will enable him to make a significant contribution to the growth of Emgold as the Company completes the permitting process for the Idaho-Maryland Mine and achieves the award of the Conditional Mine Use Permit, which we believe will significantly enhance Emgold’s shareholder value. At the same time we would like to express our appreciation to Ms. Shannon Ross for her invaluable contributions to Emgold as CFO over the last eight years. Shannon has also agreed to remain as an advisor to Emgold and we look forward to her continuing participation with management in her advisory role.”

On behalf of the Board of Directors

Sargent H. Berner

Co-Executive Chairman

For further information please contact:

Jeff Stuart, Manager, Investor Relations

Tel: 604-687-4622

Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.